UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                     (Amendment No. --------)*

                      INTERFACE SYSTEMS, INC.
                         (Name of Issuer)

                   Common Stock, $.10 par value
                  (Title of Class of Securities)

                            458667 10 2
                          (CUSIP Number)

                Carl L. Bixby 5855 Interface Drive
                     Ann Arbor, Michigan 48103
                          (313) 769-5900
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                         November 16, 1995
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D


 CUSIP No. 458667-10-21


 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Carl L. Bixby


 2   Check The Appropriate Box If A Member Of A Group*               (a)
                                                                     (b)[X]

 3   SEC Use Only



 4   Source of Funds*

     PF, BK & SC
 5  Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(e)


 6   Citizenship Or Place of Organization

     U.S.A.
                7    Sole Voting Power

  Number Of            333,500
   Shares       8    Shared Voting Power
 Beneficially
   Owned By             0
     Each       9    Sole Dispositive Power
  Reporting
   Person              333,500
    With        10   Shared Dispositive Power

                        0
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       333,500
 12  Check Box If The Aggregate Amount In Row (11) Excludes             [X]
     Certain Shares*

 13  Percent Of Class Represented By Amount In Row (11)

        7.7%
 14  Type Of Reporting Person*

     IN


Item 1.    Security and Issuer.

      This Statement relates to the common stock, par value $.10 per share (the "Common Stock"), of Interface Systems, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 5855 Interface Drive, Ann Arbor, Michigan 48103.

Item 2.    Identity and Background.

      This Statement is filed on behalf of Carl L. Bixby ("Mr. Bixby"), a citizen of the United States of America. Mr. Bixby's principal occupation is that of President, Chief Executive Officer and a Director of the Issuer. The Issuer, which is located at 5855 Interface Drive, Ann Arbor, Michigan 48103, is a diversified manufacturer of high-technology products. Mr. Bixby's business address is 5855 Interface Drive, Ann Arbor, Michigan 48103.

      During the last five years, Mr. Bixby has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

      The sources of the funds used by Mr. Bixby to acquire the shares of Common Stock listed below were personal funds, bank financing and a loan from the Issuer. Mr. Bixby borrowed $300,000 from NBD Bank pursuant to a one-year unsecured promissory note bearing an annual interest rate of nine percent (9%). Mr. Bixby obtained a loan from the Issuer in the amount of $650,000. Mr. Bixby intends to repay the principal amount of this loan within a 2 year period plus interest at the greater of the Federal Applicable Rate or the interest rate which the Issuer is obligated to pay on its borrowings. This loan will be secured by, among other things, a pledge of shares of Common Stock held by Mr. Bixby.

Item 4.    Purpose of Transaction.

      The primary purpose for Mr. Bixby's acquisition of shares of Common Stock is for investment. Mr. Bixby may consult with other shareholders of the Issuer, other members of management of the Issuer or other persons about the Issuer and its business from time to time. In addition, Mr. Bixby may acquire or seek to acquire beneficial ownership of additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, through proxies, consents, or other agreements or otherwise or may dispose of or seek to dispose of the shares of Common Stock he holds. Mr. Bixby has no present plans or proposals with respect to the Issuer of the kind set forth under Item 4 of the Schedule 13D Instructions. Mr. Bixby may develop such plans or proposals in the future, and his possible activities are subject to change at any time.

      Through his position as an officer and director of the Issuer, Mr. Bixby will play an active role in the affairs of the Issuer and will continue to be involved in the formulation and implementation of present and future policies for the Issuer, including policies which could involve plans or proposals relating to the Issuer of the kind set forth under Item 4 of the Schedule 13D Instructions. To the extent Mr. Bixby participates in the formulation and implementation of such policies for the Issuer as an officer or director of the Issuer, he disclaims any obligation to amend this Statement on Schedule 13D to describe such policies.

Item 5.    Interest in Securities of the Issuer.

      (a) Mr. Bixby beneficially owns 333,500 shares of Common Stock, constituting approximately 7.7% of the issued and outstanding shares of Common Stock. Included in this number are 96,000 shares which may be acquired upon exercise of stock options which are exercisable currently or within the next 60 days. Not included in this number are 8,500 shares which may be acquired upon exercise of stock options held by Mr. Bixby's wife as to which shares Mr. Bixby disclaims beneficial ownership. Certain other family members of Mr. Bixby who are not members of his household own a total of approximately 50,000 shares of Common Stock. Mr. Bixby has no voting or dispositive power with respect to such shares and disclaims any beneficial ownership of such shares.

      (b) Mr. Bixby has, or will have, the sole power to vote and dispose of the shares beneficially owned by him listed in 5(a) above.

      (c) The only transactions in the Common Stock by Mr. Bixby during the past 60 days are described in the table below. Mr. Bixby acquired his shares of Common Stock for cash in open market purchases which occurred on the following dates and involved consideration as shown:

                      Number of       Price
        Date           Shares       Per Share        Consideration

      11/13/95         56,000         5.25           $  294,000
      11/16/95         68,000         6.25           $  425,000
      11/17/95         17,500         6.375          $  111,562
      11/20/95         70,000         6.75           $  472,500
      11/21/95         22,000         6.75           $  148,500
      11/22/95          4,000         6.50           $   26,000
                       ------                           -------

             TOTAL    237,500                        $1,477,562
                      =======                         =========


      (d)  Not applicable.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mr. Bixby presently holds options to acquire 116,000 shares of Common Stock issued to him under the Issuer's 1992 Stock Option Plan ("1992 Plan"). Of these options, 96,000 are exercisable within sixty (60) days from the date hereof.

      The 1992 Plan provides for the grant of incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code of 1986, as amended, and options that do not meet the ISO requirements. The exercise price for each option granted under the 1992 Plan cannot be less than the fair market value of the Common Stock on the date of the grant. Options are exercisable only within 10 years from the date of grant, but ISOs granted to a participant who owns more than 10% of the outstanding Common Stock may not be exercisable more than 5 years after the date of grant. No optionee may be eligible to first exercise, in any calendar year, ISOs for shares of Common Stock with a fair market value at the date of grant in excess of $100,000.

      See Item 3 for a description of the loan arrangements with NBD Bank and the Issuer.

Item 7.    Material to be Filed as Exhibits.

      Exhibit 1 Interface Systems, Inc. 1992 Stock Option Plan, effective May 6, 1992, incorporated by reference to Exhibit A-19 to the Issuer's Form 10-Q for the Quarter ended March 31, 1992.

      Exhibit 2            Credit Authorization Agreement, dated
                           November 9, 1995, among Carl L. Bixby,
                           Kimberly Bixby and NBD Bank.

      Exhibit 3 Master Demand Business Loan Note, dated November 9, 1995, among Carl L. Bixby,
                           Kimberly Bixby and NBD Bank.







                             SIGNATURE


      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  November 27, 1995



/s/Carl L. Bixby
--------------------
Carl L. Bixby